Exhibit 99.1

BANK OF MONTREAL

EXHIBIT TO FINANCIAL STATEMENTS FOR THE QUARTER ENDED

JANUARY 31, 2023

EARNINGS COVERAGE RATIO

The following consolidated financial ratios for the Bank, are calculated for the 12 months ended January 31, 2023 and October 31, 2022.

	12 Months Ended January 31, 2023	12 Months Ended October 31, 2022
	Actual	Actual
Interest coverage on subordinated indebtedness	52.75 times	79.95 times

In calculating the interest coverage ratios, foreign currency amounts have been converted to Canadian dollars using rates of exchange as at the end of each month. For the 12 month period ending January 31, 2023 and October 31, 2022 the average monthly exchange rates were $1.3099 per US$1.00 and $1.2918 per US$1.00, respectively.

The Bank’s earnings before interest on subordinated indebtedness and income tax for the 12 months ended January 31, 2023 were $14,911.84 million, which is 52.75 times the Bank’s aggregate interest on subordinated indebtedness requirement for this period. The Bank’s earnings before interest on subordinated indebtedness and income tax for the 12 months ended October 31, 2022 were $18,111.58 million, which is 79.95 times the Bank’s aggregate interest on subordinated indebtedness requirement for this period.

The amounts and ratios reported above are derived from information in the unaudited interim consolidated financial statements for the three months ended January 31, 2023 and the consolidated financial statements for the year ended October 31, 2022.